Filed pursuant to Rule 433

Dated August 5, 2014

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplements

dated July 28, 2014 and the

Prospectus dated July 28, 2014

Registration No. 333-197661

This Issuer Free Writing Prospectus is being filed to correct the CUSIP and ISIN numbers for the Units (as defined below) in the Issuer Free Writing Prospectus that was filed by Tyson Foods, Inc. on July 28, 2014. The only change was to correct the CUSIP and ISIN numbers for the Units. The correct CUSIP for the Units is: 902494 301. The correct ISIN for the Units is: US9024943014. The below information is otherwise unchanged.

Tyson Foods, Inc.

Concurrent Offerings of

23,810,000 Shares of Class A Common Stock of Tyson Foods, Inc.

(the “Common Stock Offering”)

and

30,000,000 4.75% Tangible Equity Units of Tyson Foods, Inc.

(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) the preliminary prospectus supplement, dated July 28, 2014, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and the preliminary prospectus supplement, dated July 28, 2014, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated July 28, 2014, included in the Registration Statement (File No. 333-197661), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Issuer:	Tyson Foods, Inc., a Delaware corporation (“Tyson”).

Ticker / Exchange for Class A Common Stock:	TSN/New York Stock Exchange (“NYSE”).

Pricing Date:	July 30, 2014.

Settlement Date:	August 5, 2014.

Common Stock Offering

Title of Securities:	Class A common stock, par value $0.10 per share, of Tyson (“Class A Common Stock”).

Number of Shares of Class A Common Stock Offered and Sold:	23,810,000 shares (or 27,381,500 shares if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Outstanding Class A Common Stock after Common Stock Offering:	305,552,209 shares (or 309,123,709 shares if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Common Stock Public Offering Price:	$37.80 per share Approximately $900.0 million in aggregate (or approximately $1,035.0 million if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Underwriting Discount:	$1.134 per share Approximately $27.0 million in aggregate (or approximately $31.1 million if the underwriters of the Common Stock Offering exercise their over-allotment option in full)

Estimated Net Proceeds to Tyson from the Common Stock Offering:	The net proceeds from the sale of Class A Common Stock in the Common Stock Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $873 million (or approximately $1,004 million if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC.

Co-Managers:	HSBC Securities (USA) Inc., Mizuho Securities USA Inc., Piper Jaffray & Co., Rabo Securities USA, Inc., Credit Agricole Securities (USA) Inc. and Mitsubishi UFJ Securities (USA), Inc.

Stabilization Transactions:	Prior to purchasing the shares of Class A Common Stock being offered pursuant to the Common Stock Preliminary Prospectus Supplement, on July 30, 2014, one of the underwriters purchased, on behalf of the syndicate, 120,442 shares of Class A Common Stock at an average price of $38.25 per share in stabilizing transactions.

Units Offering

Title of Securities:	4.75% Tangible Equity Units (the “Units”).

Number of Units Offered and Sold:	30,000,000 Units.

Stated Amount:	Each Unit has a stated amount of $50.

Composition of Units:	Each Unit is comprised of two parts:

• a prepaid stock purchase contract issued by Tyson (a “Purchase Contract”); and

• a senior amortizing note issued by Tyson (an “Amortizing Note”), which has an initial principal amount of $6.82854 per Amortizing Note, bears interest at a rate of 1.50% per annum and has a final installment payment date of July 15, 2017.

Fair Market Value of the Units:	Tyson has determined that the fair market value of each Amortizing Note is $6.82854 and the fair market value of each Purchase Contact is $43.17146.

Reference Price:	$37.80, which is the Common Stock Public Offering Price in the concurrent Common Stock Offering described above (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Threshold Appreciation Price:	$50 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which is $47.25 and which represents an approximately 25.0% appreciation over the Reference Price (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Minimum Settlement Rate:	1.0582 shares of Class A Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Maximum Settlement Rate:	1.3228 shares of Class A Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Class A Common Stock issuable upon settlement on the Mandatory Settlement Date, determined using the “applicable market value” (as defined in the Units Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of Class A Common Stock	Settlement Rate	Value of Class A Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than or equal to the Reference Price	The Maximum Settlement Rate	Less than or equal to $50

Greater than the Reference Price but less than the Threshold Appreciation Price	A number of shares of Class A Common Stock equal to $50, divided by the applicable market value	$50

Equal to or greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than or equal to $50

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
Stock Price	August 5, 2014	July 15, 2015	July 15, 2016	July 15, 2017
$10.00	1.1949	1.2377	1.2805	1.3228
$15.00	1.2300	1.2628	1.2935	1.3228
$20.00	1.2338	1.2678	1.2990	1.3228
$25.00	1.2165	1.2534	1.2946	1.3228
$30.00	1.1880	1.2231	1.2711	1.3228
$35.00	1.1567	1.1855	1.2278	1.3228
$37.80	1.1401	1.1645	1.1992	1.3228
$40.00	1.1281	1.1490	1.1767	1.2500
$42.50	1.1155	1.1327	1.1526	1.1765
$45.00	1.1044	1.1181	1.1311	1.1111
$47.25	1.0955	1.1066	1.1145	1.0582
$49.00	1.0893	1.0987	1.1034	1.0582
$52.00	1.0800	1.0871	1.0879	1.0582
$55.00	1.0724	1.0777	1.0764	1.0582
$60.00	1.0626	1.0662	1.0641	1.0582
$70.00	1.0582	1.0582	1.0582	1.0582
$80.00	1.0582	1.0582	1.0582	1.0582
$100.00	1.0582	1.0582	1.0582	1.0582
$125.00	1.0582	1.0582	1.0582	1.0582
$150.00	1.0582	1.0582	1.0582	1.0582

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the applicable stock price is greater than $150.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•	if the applicable stock price is less than $10.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Class A Common Stock deliverable under a Purchase Contract is 1.3228, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

Early Mandatory Settlement at Tyson’s Election:	Tyson has the right to settle the purchase contracts on or after April 1, 2015, in whole but not in part, on a date fixed by Tyson as described in the Units Preliminary Prospectus Supplement at the “early mandatory settlement rate,” which will be the Maximum Settlement Rate on the “notice date” (as defined in the Units Preliminary Prospectus Supplement), unless the closing price of our Class A common stock for the 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately preceding the notice date exceeds 140% of the Threshold Appreciation Price in effect on such trading day, in which case the “early mandatory settlement rate” will be the Minimum Settlement Rate on the notice date.

Merger Termination Redemption:	The following table sets forth the “merger redemption rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each merger termination stock price set forth below:

Merger Termination Stock Price	Merger Redemption Rate
$37.80, which is equal to the Reference Price	1.1689 (“Maximum Redemption Rate”)
$40.00	1.1426
$42.50	1.1276
$45.00	1.1143
$47.25	1.1037
$49.00	1.0964
$52.00	1.0855
$55.00	1.0767
$60.00	1.0657
$70.00	1.0582 (“Minimum Redemption Rate”)

The exact merger termination stock prices may not be set forth in the table above, in which case:

•	if the applicable merger termination stock price is between two merger termination stock prices in the table, the merger redemption rate will be determined by straight line interpolation between the merger redemption rates set forth for the higher and lower merger termination stock prices;

•	if the merger termination stock price is greater than $70.00 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Minimum Redemption Rate; or

•	if the merger termination stock price is less than $37.80 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Maximum Redemption Rate.

Initial Principal Amount of Amortizing Notes:	$6.82854 per Amortizing Note $204,856,200 in aggregate.

Installment Payment Dates:	Each January 15, April 15, July 15 and October 15, commencing on October 15, 2014, with a final installment payment date of July 15, 2017.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $0.59375 per Amortizing Note (except for the October 15, 2014 installment payment, which will be $0.46181 per Amortizing Note), which cash payment in the aggregate will be equivalent to 4.75% per year with respect to each $50 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 1.50% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest

October 15, 2014	$0.44189	$0.01992
January 15, 2015	$0.56980	$0.02395
April 15, 2015	$0.57194	$0.02181
July 15, 2015	$0.57408	$0.01967
October 15, 2015	$0.57623	$0.01752
January 15, 2016	$0.57840	$0.01535
April 15, 2016	$0.58056	$0.01319
July 15, 2016	$0.58274	$0.01101
October 15, 2016	$0.58493	$0.00882
January 15, 2017	$0.58712	$0.00663
April 15, 2017	$0.58932	$0.00443
July 15, 2017	$0.59153	$0.00222

Repurchase of Amortizing Notes at the option of the holder:	If Tyson elects to settle the Purchase Contracts early or in the event of a Merger Termination Redemption, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Tyson to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 1.50% per annum.

Units Public Offering Price:	$50 per Unit $1,500.0 million in aggregate.

Underwriting Discount:	$1.50 per Unit $45.0 million in aggregate.

Estimated Net Proceeds to Tyson from the Units Offering:	The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $1,454 million.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC.

Co-Managers:	HSBC Securities (USA) Inc., Mizuho Securities USA Inc., Rabo Securities USA, Inc., U.S. Bancorp Investments, Inc., Credit Agricole Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc.

Listing:	Tyson has applied to list the Units on the NYSE under the symbol “TSNU.” If approved for listing, Tyson expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	902494 301

ISIN for the Units:	US9024943014

CUSIP for the Purchase Contracts:	902494 111

ISIN for the Purchase Contracts:	US9024941117

CUSIP for the Amortizing Notes:	902494 AV5

ISIN for the Amortizing Notes:	US902494AV52

Tyson has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable Preliminary Prospectus Supplements and other documents Tyson has filed with the SEC for more complete information about Tyson and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Tyson, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.